UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-1097641

724 Solutions Inc.
(Exact name of registrant as specified in its charter)

1221 State Street, Suite 200, Santa Barbara, CA 93101
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(together with associated rights to purchase additional Common Shares)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             1

Pursuant to the requirements of the Securities Exchange Act of 1934, 724 Solutions Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 15, 2006	By:	/s/ STEPHEN MORRISON Name: Stephen Morrison Title: Chief Financial Officer and Senior Vice President, Corporate Services